Via EDGAR and Overnight Delivery

August 28, 2014

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Jeffrey P. Riedler

Re:                             Proteon Therapeutics, Inc.

Amendment No. 2 to

Draft Registration Statement on Form S-1

Submitted August 25, 2014

(CIK No. 0001359931)

Ladies and Gentlemen:

On behalf of Proteon Therapeutics, Inc. (the “Company”), set forth below is additional information to supplement the Company’s prior letters dated June 25, 2014, August 5, 2014 and August 26, 2014, to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Confidential Draft Registration Statement on Form S-1, as originally submitted to the Commission on June 24, 2014 and as amended by Amendment No. 1 on August 6, 2014 and by Amendment No. 2 on August 26, 2014.

Rule 83 Confidential Treatment Request by Proteon Therapeutics, Inc.

The Company is respectfully requesting confidential treatment for certain portions of this letter pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. §200.83. This letter is accompanied by such request for confidential treatment because of the commercially sensitive nature of the information discussed in this letter. A redacted letter will be filed on EDGAR, omitting the confidential information contained in this letter.  Information that was omitted in the EDGAR version has been noted in this letter with a placeholder identified by the mark “[***]”.

Estimated Offering Price Range

To provide further information for the Staff’s consideration, the Company supplementally advises the Staff that the Company currently anticipates, based on advice and input recently received from its underwriters, that the public offering price per share for the offering pursuant to the Registration Statement will be between $[***] and $[***], considering information currently available and current market conditions.  This range does not reflect a proposed reverse stock split of all outstanding shares of the Company’s common stock prior to the offering.  Given the volatility of the public trading markets and the uncertainty of the timing of the offering, the Company and the underwriters have not yet finally agreed to a price range for the offering. The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control.  However, the Company believes that the foregoing indicative price range will not be subject to significant change.

The Company notes that, as is typical in IPOs, the estimated price range for this offering was not derived using a formal determination of fair value, but was determined by negotiation between the Company and the underwriters. Among the factors that were considered in setting this range were the following:

•                  an analysis of the typical valuation ranges seen in recent IPOs for companies in the biotechnology industry;

•                  the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies;

•                  an assumption that there would be a receptive public trading market for pre-commercial biotechnology company such as Proteon Therapeutics, Inc.; and

•                  an assumption that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by prospectus included in the Registration Statement.

The Company respectfully requests that the information contained in the response be treated as confidential information and that the Commission provide timely notice to George Eldridge, Senior Vice President and Chief Financial Officer, Proteon Therapeutics, Inc., before it permits any disclosure of the highlighted information marked with [***] contained in this request.

The Company respectfully requests that the Staff return to the undersigned this letter pursuant to Rule 418 of the Securities Act of 1933, as amended, once the Staff has completed its review.  For the convenience of the Staff, we have provided a self-addressed stamped envelope for this purpose.  We respectfully reserve the right to request that this letter be returned to us at an earlier date.

In addition, the Company requests confidential treatment under 17 C.F.R. § 200.83 for the contents of this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom of Information and Privacy Act Operations.

Please contact me at (617) 951-8574 or George Eldridge, Chief Financial Officer at the Company, at 617-890-0102 x1026 with any questions or further comments regarding our response to the Staff’s comments.

Sincerely,

/s/ William S. Perkins

William S. Perkins

cc:                                Office of Freedom of Information and Privacy Act Operations

Securities and Exchange Commission

100 F Street N.E., Mail Stop 2736

Washington, D.C. 20549

Christina De Rosa, U.S. Securities and Exchange Commission

John Krug, U.S. Securities and Exchange Commission

Sasha Parikh, U.S. Securities and Exchange Commission

James Rosenberg, U.S. Securities and Exchange Commission

George Eldridge, Proteon Therapeutics, Inc.

Julio E. Vega, Bingham McCutchen LLP

Siena Colegrave, Bingham McCutchen LLP